FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

17 April 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

1.1	Telecom to table proposal to achieve regulatory objectives

1.2	Telecom High Level Proposal in response to MED April 2007 Operational Separation Consultation Document

1.3	Initial Impact Assessment Of Operational Separation, As At 30 March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW
ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated: 17 April 2007

Exhibit 1.1

13 April 2007

MEDIA RELEASE

Telecom to table proposal to achieve regulatory objectives

Telecom announced today an outline of its response to the operational separation consultation document released by the MED last week.

Telecom Chairman Wayne Boyd said Telecom’s submission will focus on the need to create a more sustainable future-proofed regime that can accommodate New Zealand’s significant telecommunications investment requirements.

Telecom’s proposal includes a structurally separated access network company that would have the ability to earn a commercial rate of return, a simpler separation model so resources can focus on faster delivery of local loop unbundling and Naked DSL, downstream de-regulation to enable Telecom Retail to compete and innovate, and committed broadband network investment from Telecom.

“Our principal concerns are that the consultation document released last week proposes a very complex form of separation that goes significantly beyond the BT model, and in our opinion fails to address important questions around investment,” says Mr Boyd.

Telecom and the industry have been in active engagement around the changes required to adapt to the new telecommunications environment since July 2006. The relationship with wholesale customers has improved dramatically, and the dialogue between Telecom and the MED officials has been constructive.

“The emphasis on a strict form of separation is inconsistent with the desire of our wholesale customers to see new regulated services placed into the market as soon as possible. The complicated separation requirements add unnecessary cost, and propose governance arrangements that are unworkable within a single entity.”

More significant is the absence of any incentives for future investment.

“The telecommunications industry is at a critical juncture and is facing a significant amount of future broadband investment. The proposed form of operational separation creates an independent, but unsustainable Access Network Services unit that has no capability or incentive to invest” says Mr Boyd.

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“The consultation document effectively proposes a structural separation with none of the advantages of improved regulatory certainty. This outcome is untenable for Telecom shareholders and in our view will not deliver on the digital strategy objectives New Zealanders are seeking.”

Telecom will present a full submission on the Government’s white paper by 27 April and intends to consult with industry on the proposal in the interim.

Copies of Telecom’s high level proposal and related impact analysis are attached (and can be found on Telecom’s web site).

ENDS

For more information please contact:

Sarah Berry

Telecom Media Relations

Mobile: 027 470 7900

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Exhibit 1.2

Telecom High Level Proposal in response to MED April 2007 Operational Separation Consultation Document

Introduction

The Government has previously stated its Digital Strategy objectives:

•	60% of residential and SME customers have fast (>5 Megabits/second) broadband on demand by 2007.

•	90% of residential and SME customers have fast (>5 Megabits/second) broadband on demand by 2010.

Translated, the Government wants:

•	More effective competition

•	New products and better customer experience

•	Investment in the sector.

Telecom is concerned that the shortcomings of the current operational separation process that we have identified (refer to the accompanying Impact Analysis), combined with the absence of linkages to Commerce Commission and TSO processes will seriously undermine the ability of the sector to attain the Digital Strategy objectives.

Telecom is not proposing to relitigate existing policy settings or legislation. Indeed this proposal would still require the other elements of operational separation, albeit we think our proposal would mean much complexity could be removed. Telecom expects to continue to work within the existing framework and have our views tested with industry groups and with officials.

Core concerns with the current processes are set out later in this paper. First, we set out the key elements of Telecom’s proposed path forward and why we think that will produce better outcomes for New Zealand.

Proposal

Our proposal will deliver:

•	A level playing field for access seekers and faster delivery of new products

•	Strong incentives for long term investment in infrastructure

•	A future-proofed broadband network that is consistent with the Digital Strategy objectives.

We see six essential elements that are all integral to a better industry solution:

Creation of a Sustainable, Future-Proofed Netco

Creation of a structurally separated sustainable ‘Netco’ that owns the fixed bottleneck access assets and has the right capability and incentives to meet New Zealand’s future needs.

This Netco would own the physical copper access assets (but not electronics). It must be able to receive an adequate (regulated) rate of return in order to provide it with the cash flow necessary to invest to meet customer demand. It would be prevented from investing upstream and re-integrating. It could also potentially be protected by regulation from network bypass if that was considered desirable to allow access cross-subsidies.

The Netco does not need to be owned by Telecom. It could be sold outright or could be folded into a partnership with industry participants and/or the Government.

Telecom expects that at least some degree of ownership separation would enhance the credibility of the model and avoid the complex governance procedures that appear to be emerging in the current process. Other elements of operational separation would still be required but could be much simpler to implement.

The model should accommodate future technology changes and likely fibre to the node (“FTTN”) deployment scenarios (ie, it should be sustainable and future proof). This is important because of a looming dilemma between FTTN deployment and LLU investment by competitors.

To explain this further, Telecom wishes to make significant investment in loop shortening (also known as cabinetisation) and roll out FTTN (to the cabinet) closer to customer premises. This is required in order to deliver faster, more consistent and reliable broadband services to customers. Everyone is calling for this to occur. Conversely, as a result of doing this, our competitors who invest in LLU in exchanges early could end up with stranded assets. This creates a dilemma of priorities- broadband network improvement vs. improving competition.

We think we have found a way to address both whereby loop shortening can occur, and our competitors will be incented to invest in infrastructure (early).

Faster Delivery of LLU and Naked DSL

Under a simpler form of separation with practical forward-looking equivalence standards, Telecom and Netco could commit to the delivery of access services and regulated wholesale products on a rapid timeframe. At the moment we have real concerns about our ability to deliver these quickly given the competing priority of putting operational separation in place at the same time. [Refer to the accompanying Impact Analysis Note]

Pricing that Encourages Investment

Pricing of regulated services needs to be sufficient to support future investment in the network. Inadequate prices, or prices inconsistent with the economics of broadband, will simply result in price competition on the existing network rather than support the required investment in future network capability.

Future Deregulation

Transparent and credible access separation will allow a more rapid transition to downstream deregulation. With guaranteed ongoing equal access to Netco, competitors and Telecom will have the confidence to invest and develop their own services rather than reselling regulated Telecom services. Over time, regulated resale and bitstream services should be removed as milestones for competitor activity are met.

Specific Long-Term Investment Commitments by Telecom

A package with all the above elements and an acknowledgement that Telecom and access seekers should be able to compete on the same basis would allow Telecom to make firm investment undertakings as part of the package.

Regulatory Coordination

An essential feature of the package above is a shift to coordinated central regulation. Currently MED are working on the structure of operational separation and the Commerce Commission are separately working on pricing and regulating services. In addition the TSO review is expected shortly. These things are all linked. This has the potential to produce unintentional and perverse outcomes and certainly causes prioritisation concerns.

What’s in it for New Zealand?

Telecom believes that structural separation together with the above elements will greatly enhance New Zealand’s ability to achieve stated Digital Strategy objectives. The outcome would be a sustainable form of separation that is much more able to cope with future technology developments, and would avoid the need for ongoing micro-regulation.

We believe the model outlined above would point to more competition and more investment in both the short and medium term. Telecom would benefit by being able to direct its skilled IT resources at customers, including wholesale customers, rather than at regulators.

We also believe this would be consistent with the current policy thinking, would be innovative when viewed in the global context, and would avoid the likes of the apparent stalemate that is occurring in Australia in respect of these issues.

Concern With the Current Model

Our core concerns with the current situation arise from the likely interplay of four factors:

•	A complex operational separation model that diverts resources

•	Commerce Commission interventions on pricing

•	Pending TSO review

•	Future technology changes.

Complex Operational Separation

We expect the operational separation model under development will impose costs and complexity that work against customer and market outcomes. Specifically, we are concerned that the proposed model (as outlined in the MED Consultation Document) will:

•	Create equivalence requirements that require very significant establishment and ongoing costs

•	Seek unrealistic and unwieldy governance procedures

•	Consume specialist IT resources that would otherwise be deployed in the development of enhanced services for wholesale and retail customers

•	Seek delivery timeframes that are not likely to be met even with the diversion of specialist IT resources to the separation project.

Accompanying this paper is a summary impact and risk analysis prepared by our operational separation implementation team.

Commerce Commission / TSO

In our view, current and expected Commerce Commission decisions are likely to:

•	Constrain the separated network unit’s pricing such that there is little chance of significant future broadband investment in any but the most dense urban areas; and

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Set DSL access prices on intermediate bitstream (i.e. UBS, Naked DSL) products that will make LLU investment challenging at best. In almost all exchanges naked DSL/UBS will be preferable to LLU because of the low price set by the Commission and its low risk compared to LLU.

Further, we are concerned that the TSO review is not coordinated with the operational separation process.

Technology

We are concerned that the model will not accommodate technology changes. For example, LLU investors will not want Telecom to invest in fibre and loop shortening programmes because it will strand their assets. This will create a divergence between industry participants and Government policy demands in relation to network coverage and speed.

Investment

Our current investment plans do not accommodate extensive loop shortening/ cabinetisation. Future investment commitments are not dependent on Telecom retaining the Yellow Pages Group sale proceeds. We will have sufficient cashflow and financial flexibility to invest whenever and wherever we see returns.

Likely Outcomes of Current Approach

In summary, we expect that the current regulatory initiatives will:

•	Produce a flurry of short term price competition in dense urban areas, primarily in Naked DSL/UBS products; but

•	Undermine the excellent progress the industry has made under the auspices of the TCF in defining LLU and naked DSL services over the past nine months

•	Impose high costs

•	Mitigate against significant LLU investment

•	Mitigate against investment that extends the reach and speed of the broadband network- particularly FTTN; and

•	Widen the gap between metro and rural services.

Digital Strategy Targets Will Not Be Met

The diversion of resources and lack of incentives for investment will make the 2007 (60% at 5 Megabits/second) and 2010 (90% at 5 Megabits/second) targets unachievable.

Where to from here?

Telecom believes the proposal outlined is totally consistent with the current policy settings and objectives. Indeed it goes further as it provides a sustainable solution for both competition and investment into the future and will deliver the desired outcomes.

This proposal would clearly need to be tested, particularly with the industry. Telecom is about to engage with industry to gauge their views.

Exhibit 1.3

INITIAL IMPACT ASSESSMENT OF OPERATIONAL SEPARATION, AS AT 30 March 2007

Summary

As part of our operational separation process discussions with MED, Telecom undertook a bottom up implementation impact analysis. The key findings of that analysis are:

•

Initial Separation cost ranges from about $200m. to $500m. capex with a best estimate of $330m. Additional opex rising to about $40m. p.a. Taking into account the requirements of operational separation only (i.e. excluding Equivalence of Inputs (EoI) costs) we still have cost estimates between $150m. and $ 300m. Given that most of this cost is IT system related, experience suggests the costs will be towards the upper end of this range.

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More critically, to deliver in the assumed timeframe (fully complete by 2010) a potential peak of 700 staff may be required (in 07/08). The specific requirements of operational separation are for 450 people in 07/08, in an environment where we have 250 technical vacancies today. The likelihood of us attracting and then retaining the required resource is very low due to a tight labour market coupled with an unattractive employment proposition in terms of work content.

As expected there is a large amount of uncertainty around these estimates, as the determination process has not yet been completed, nor has the detailed design process been started. Risks are extreme, in particular those arising from operational and indeed process complexity and the availability of the necessary human resource skills. Execution would be impossible to the level of certainty required by Government and the Telecom Board within expected time horizons.

Reference model and assumptions

As part of the MED operational separation process and our own implementation planning process which has commenced in anticipation, we:

•

defined a reference model and a scenario based on the requirements as set out by the legalisation – see Figure 1 below (please note this is Telecom’s reference model as we do not know for certain what the Minister will require);

•	articulated the assumptions in that model, including a required timeframe for delivery;

•	undertook an impact analysis in the dimensions of products, processes, technology, accounting, KPI’s and governance;

•	assessed the cost and resource requirements required to execute the changes against the scenario.

We then undertook a risk analysis with PwC which identified the key risks, the probability of the risks emerging, the impacts if the risks emerged, and the controls we have in place to manage risks.

Key assumptions used in the impact analysis scenario are:

•	Process complete by 2010.

•	A three box model as defined under the legislation.

•	A high degree of sharing of common platforms and operations.

•	EoI is limited to new broadband products only and LLU – no EoI on legacy products.

•	ANS is a standalone organisation with service company management responsibility.

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The Corporate Centre has some degree of influence on the operating units, setting policy, developing and deploying common management systems – decisions are exercised through advice to the CEO and ultimately the Board.

Cost and human resource requirements

Table 1 below summarises the estimated cost of executing to these requirements and model. As indicated above, that estimate does not include any recognition of the feasibility or otherwise of execution.

Table 1: Estimated total cost impacts, incremental and ongoing – $m1

	06/07	07/08	08/09	09/10	TOTALS
Programme Costs	3	6	6	3	18
net	3	6	6	3	18
Accounting Separation	3	8	8	4	23
net	3	8	8	4	23
Product Change Costs	1	5	6	3	15
net	0	0	0	0	0
Process Change Costs	1	52	22	13	88
net	1	31	19	0	51
Technology Costs (gross)	18	55	55	55	183
net	15	45	45	45	150
Total Change Costs	26	126	97	78	327
net	22	90	78	52	242
Ongoing Operating Costs	1	34	37	40

The key drivers of resources and cost are:

•	The products defined as relevant.

•	The degree of equivalence of relevant products.

•	Timing of key separation deliverables.

•	The degree to which processes and platforms can be shared.

Table 2 below summarises human resource estimates that would be required for the complete programme of work, including product development, operational separation, accounting separation, etc.

Table 2: Estimated number of full time equivalent (fte) resource

	06/07	07/08	08/09	09/10
Programme	20	20	15	10
Accounting Separation	25	35	20	0
Product Change	15	35	40	20
Process Change	10	420	180	105
Technology	65	200	200	200
Total	135	710	455	335
Ongoing Operations	20	250	250	200

Key risks that make this look impossible to execute

Figure 2 below maps the impact of key risks against their likelihood. The overall risk level is extreme. Execution to the standard and within expected time horizons required by both the Government and the Telecom Board will not be possible. Regardless of being able to access financial and human resources, the ability to navigate operational separation and wholesale product delivery across a multi-dimensional product, process, people and platform environment makes this task impossible in the assumed timeframes.

[1]	Some costs have been excluded from this analysis – e.g. accelerated depreciation, opportunity costs.

These risks are the result of complexity and limited resource availability. The changes impact across the whole of Telecom. Thus, for example: 15% of Telecom roles will require major change or be new, significant redevelopment of Telecom retail products will be required, process redesign will be necessary across customer facing sales and service, product management and technology support, there will be significant additional workload on integration and testing, and all accounting systems will need to change.

Figure 2: UIP Risk Map

At peak more than 700 ftes may be required, most in the process development areas, with a significant number also in IT/IS. These estimations assume these resources can be acquired. It is clear that that assumption cannot be met. (Note that there are considerable vacancies across Telecom in NZ, 250 of which are in IT/IS.)

Conclusions

In order to execute operational separation successfully at least one of the following needs to change:

•	Required timeframe for delivery of separation.

•	Required timeframe for delivery of any EoI.

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The complexity of the model, in particular, the extent to which shared units can support separation through transparent contractual arrangements, and the complexity of mechanisms to implement group controls.